SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Aon Corporation

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

200166106

(CUSIP Number)

Lisa J. Reátegui

Sidley Austin Brown & Wood

Bank One Plaza

10 South Dearborn Street

Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick G. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,780,302

	8.	Shared Voting Power 11,038,695

	9.	Sole Dispositive Power 13,865,652

	10.	Shared Dispositive Power 11,442,695

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,402,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.80%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shirley W. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 583,942

	8.	Shared Voting Power 11,038,695

	9.	Sole Dispositive Power 583,942

	10.	Shared Dispositive Power 11,442,695

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,402,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.80%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick G. Ryan, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,447,245

	8.	Shared Voting Power 1,455,356

	9.	Sole Dispositive Power 1,447,245

	10.	Shared Dispositive Power 1,455,356

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,902,601

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) .93%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert J.W. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,446,469

	8.	Shared Voting Power 1,455,356

	9.	Sole Dispositive Power 1,446,469

	10.	Shared Dispositive Power 1,455,356

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,901,825

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) .93%

14.	Type of Reporting Person (See Instructions) IN

Introduction

This filing is being made jointly by Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr. and Robert J.W. Ryan and relates to the common stock, $1.00 par value (“Aon Common Stock”), of Aon Corporation, a Delaware corporation (“Aon”).  These individuals own Aon Common Stock directly and Shirley W. Ryan, Patrick G. Ryan, Jr. and Robert J.W. Ryan act as trustees of various trusts to benefit these individuals and Corbett M.W. Ryan. This filing amends the Schedule 13D previously filed by Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr. and Robert J. W. Ryan.  Shirley W. Ryan is the spouse of Patrick G. Ryan, and Patrick G. Ryan, Jr., Robert J.W. Ryan and Corbett M.W. Ryan are adult sons of Patrick G. Ryan and Shirley W. Ryan.

On March 24, 2003, the persons filing this statement terminated a Voting Agreement (described below) that provided for Patrick G. Ryan to share the power to vote the shares of Aon Common Stock held by Patrick G. Ryan, Jr. and by Robert J.W. Ryan. In addition, Shirley W. Ryan resigned as trustee of the Corbett M.W. Ryan Living Trust and was replaced by Patrick G. Ryan, Jr. and Robert J.W. Ryan.  The results of the foregoing are as follows:

1.               each of Patrick G. Ryan, Jr. and Robert J.W. Ryan now has sole voting and dispositive power with respect to the shares of Aon Common Stock owned by them previously subject to the Voting Agreement;

2.               Patrick G. Ryan, Jr. and Robert J.W. Ryan have shared voting and dispositive power with respect to the shares of Aon Common Stock held in the Corbett M.W. Ryan Living Trust; and

3.               Patrick G. Ryan and Shirley W. Ryan no longer have any voting or dispositive power with respect to any of the shares of Aon Common Stock owned by Patrick G. Ryan, Jr. or Robert J.W. Ryan or held in the Corbett M.W. Ryan Living Trust.

Patrick G. Ryan, Jr. and Robert J.W. Ryan are no longer part of the same group as Patrick G. Ryan and Shirley W. Ryan for Section 13(d) purposes, and because their ownership of Aon Common Stock is less than 5%, they are no longer required to file a Schedule 13D.  Patrick G. Ryan, Jr. and Robert J.W. Ryan are filing this Amendment No. 7 to this Schedule 13D to report that they are no longer required to file a Schedule 13D.  Patrick G. Ryan and Shirley W. Ryan are filing this Amendment No. 7 to this Schedule 13D to report the changes in their beneficial ownership of Aon Common Stock.

Item 1.	Security and Issuer
This statement relates to the Aon Common Stock. Aon is a Delaware corporation, the principal executive offices of which are located at 200 E. Randolph Drive, Chicago, Illinois 60601.

Item 2.	Identity and Background
The name, business address and present principal occupation or employment of each of the persons filing this statement are as follows:

Patrick G. Ryan:  Mr. Ryan is a director and the Chairman and Chief Executive Officer of Aon, a holding company that comprises a family of insurance brokerage, consulting and insurance underwriting subsidiaries.  Aon’s principal executive offices are as set forth in Item 1, and Mr. Ryan’s business address is c/o Aon at such address.

Shirley W. Ryan:  Mrs. Ryan is co-founder and chairman of Pathways Awareness Foundation, a foundation that promotes early detection and inclusion for infants and children with physical differences or disabilities, and President of Pathways Center, an outpatient pediatric therapy clinic.  The business address of the foundation and the center, and Mrs. Ryan’s business address, are c/o Ryan Enterprises Group, Suite 2100, 150 North Michigan Ave., Chicago, Illinois  60601.

Patrick G. Ryan, Jr.:  Mr. Ryan is a director of Aon and is the Chief Executive Officer and founder of First Look Networks LLC, a Chicago-based firm pioneering the creation of value added B2B networks in information intensive industries.  The business address of First Look Networks is 815 W. Van Buren Street, Suite 500, Chicago, Illinois  60607.  Mr. Ryan’s business address is c/o Ryan Enterprises Group, Suite 2100, 150 North Michigan Ave., Chicago, Illinois  60601.

Robert J.W. Ryan:  Mr. Ryan is Senior Vice President of Interactive Metronome, Inc., a provider of proprietary training technology using auditory guide sounds to address cognitive, athletic and academic performance.  The business address of Interactive Metronome, Inc. is 2500 Weston Road, Suite 403, Weston, Florida  33331.  Mr. Ryan’s business address is c/o Ryan Enterprises Group, Suite 2100, 150 North Michigan Ave., Chicago, Illinois  60601.

None of the persons filing this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the persons filing this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Each of the persons filing this statement is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
No funds or other consideration were borrowed or otherwise obtained for the purpose of effecting the transactions described herein.

Item 4.	Purpose of Transaction

The termination of the Voting Agreement (described below) and the resignation of Shirley W. Ryan as trustee of the Corbett M.W. Ryan Living Trust and her replacement by Patrick G. Ryan, Jr. and Robert J.W. Ryan were consistent with estate planning goals of various members of the Ryan family.  These transfers have decreased the aggregate beneficial ownership of Patrick G. and Shirley W. Ryan, and increased the aggregate beneficial ownership of Patrick G. Ryan, Jr. and Robert J.W. Ryan.  The transfers resulted in a decrease in the number of shares as to which Patrick G. Ryan has shared power to vote and a decrease in the number of shares as to which Shirley W. Ryan has shared power to vote or sole power to dispose.  For both Patrick G. Ryan, Jr. and Robert J.W. Ryan, the transfers resulted in an increase in the number of shares as to which they have sole or shared power to vote and shared power to dispose.

Patrick G. Ryan is Chairman and Chief Executive Officer and a director of Aon and Patrick G. Ryan, Jr. is a director of Aon and in such capacities participate in the decisions made by the Board of Directors of Aon in the ordinary course of the business of Aon.  Except as may arise in connection with the normal execution of the positions that Patrick G. Ryan and Patrick G. Ryan, Jr. hold with Aon, or as provided in the next paragraph, none of the persons filing this statement has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Aon or the disposition of securities of Aon; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aon or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Aon or of any of its subsidiaries; (d) any change in the present board of directors or management of Aon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Aon; (f) any other material change in Aon’s business or corporate structure; (g) changes in Aon’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Aon by any person; (h) causing a class of securities of Aon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Aon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Any of the reporting persons may from time to time acquire additional securities of Aon or dispose of shares of Aon Common Stock.  Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.  In addition, (i) Patrick G. Ryan may acquire additional shares of Aon Common Stock upon exercise of employee stock options granted to him from time to time by Aon or under employee benefit plans of Aon in which he participates and (ii) Patrick G. Ryan, Jr. may acquire additional shares of Aon Common Stock under plans of Aon in which non-employee directors of Aon participate.

Item 5.	Interest in Securities of the Issuer

The persons filing this statement beneficially own in the aggregate (without duplication) 31,752,009 shares of Aon Common Stock, representing approximately 10.19% of the 311,524,769 issued and outstanding shares of Aon Common Stock as of February 28, 2003 (as provided by Aon) (the “Outstanding Aon Shares”).  Patrick G. and Shirley W. Ryan beneficially own (without duplication) 27,402,939 shares of Aon Common Stock, representing approximately 8.80% of the Outstanding Aon Shares.  Patrick G. Ryan, Jr. beneficially owns 2,902,601 shares of Aon Common Stock, representing approximately .93% of the Outstanding Aon Shares.  Robert J.W. Ryan beneficially owns 2,901,825 shares of Aon Common Stock, representing approximately .93% of the Outstanding Aon Shares.

The shares of Aon Common Stock beneficially owned by such persons are beneficially owned as follows:

	Sole Power to Vote or Direct the Vote		Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition		Shared Power to Dispose or Direct the Disposition
Patrick G. Ryan	15,780,302	(1)	11,038,695	(2)	13,865,652	(1)	11,442,695	(3)
Shirley W. Ryan	583,942		11,038,695	(4)	583,942		11,442,695	(5)
Patrick G. Ryan, Jr.	1,447,245		1,455,356	(6)	1,447,245		1,455,356	(7)
Robert J.W. Ryan	1,446,469		1,455,356	(8)	1,446,469		1,455,356	(9)

(1)                        Includes 1,143,750 shares which Patrick G. Ryan has the right to acquire within 60 days of March 26, 2003 upon exercise of employee stock options granted to him by Aon.  Also includes 366,900 shares of Aon Common Stock beneficially owned under the ESOP Account of the Aon Savings Plan and allocated to Mr. Ryan and beneficially owned and attributed to Mr. Ryan pursuant to his investment in the Aon Common Stock Fund of the Aon Savings Plan.

(2)                        Shares power to vote with Shirley W. Ryan.

(3)                        Shares power to dispose with Shirley W. Ryan.

(4)                        Shares power to vote with Patrick G. Ryan.

(5)                        Shares power to dispose with Patrick G. Ryan.

(6)                        Shares power to vote with Robert J.W. Ryan.

(7)                        Shares power to dispose with Robert J.W. Ryan.

(8)                        Shares power to vote with Patrick G. Ryan, Jr.

(9)                        Shares power to dispose with Patrick G. Ryan, Jr.

No transactions, other than as described above, in Aon Common Stock were effected by any of the persons filing this statement within the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following agreements have been entered into previously by the persons filing this statement with respect to the securities of Aon and remain in effect:

1.  Stock Restriction Agreement dated July 16, 2001 among Aon, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan and certain trusts for which one or more of such persons is trustee.

2.  Escrow Agreement dated July 16, 2001 among Aon, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, certain trusts for which one or more of such persons is trustee and American National Bank and Trust Company of Chicago, as escrow agent.

The persons filing this statement have also entered into the following agreement:

3.  Amendment (“Amendment”) to the Second Amended and Restated Irrevocable Stockholders’ Voting Agreement and Proxy made the 13th day of March, 2002 by and among Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001 and the Family GST Trust under PGR 2000 Trust dated November 22, 2000 (the “Voting Agreement”).

Voting Agreement.  The Voting Agreement, as described in Amendment No. 6 to this Schedule 13D, provides that each of Patrick G. Ryan, Jr., Robert J.W. Ryan and a trust for the benefit of Corbett M.W. Ryan, the trustee of which trust, until the date of this filing, was Shirley W. Ryan, agree, with respect to all matters submitted to Aon’s stockholders for approval, to vote all shares of Aon Common Stock owned by such person or trust in the same manner in which Patrick G. Ryan votes the shares of Aon Common Stock owned or controlled by him or as otherwise directed by him.  The parties to the Voting Agreement determined that its objectives have been met and desired to terminate it.  Thus, the Amendment provides for the termination of the Voting Agreement effective March 24, 2003. The foregoing discussion of the Amendment and the Voting Agreement is not complete and is qualified by reference to the Amendment and the Voting Agreement included as exhibits to this statement and hereby incorporated by reference.

Patrick G. Ryan and certain trusts for whom he or Shirley W. Ryan is a trustee have revolving and other credit facilities with various financial institutions.  Substantially all of the shares of Aon Common Stock beneficially owned by the persons filing this statement (but not including the shares held pursuant to the Escrow Agreement) have been pledged (subject to a right to withdraw such shares from the pledge depending on loan-to-collateral ratios) to secure repayment of such amounts as may be outstanding under such facilities from time to time.  Additional shares of Aon Common Stock may be pledged by such persons from time to time hereafter to secure borrowings under such facilities or other facilities entered into in the future.

Item 7.	Material to Be Filed as Exhibits
Exhibit I	Agreement of Joint Filing, dated March 24, 2003
Exhibit II

Amendment to the Second Amended and Restated Irrevocable Stockholders’ Voting Agreement and Proxy made the 13th day of March, 2002 by and among Patrick G. Ryan, an individual, Shirley W. Ryan, an individual, Patrick G. Ryan, Jr., an individual, Robert J.W. Ryan, an individual, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated

April 20, 2001 and the Family GST Trust under PGR 2000 Trust dated November 22, 2000

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2003
Date
/s/ PATRICK G. RYAN
Signature
Patrick G. Ryan
Name/Title

March 24, 2003
Date
/s/ SHIRLEY W. RYAN
Signature
Shirley W. Ryan
Name/Title

March 24, 2003
Date
/s/ PATRICK G. RYAN, JR.
Signature
Patrick G. Ryan, Jr.
Name/Title

March 24, 2003
Date
/s/ ROBERT J.W. RYAN
Signature
Robert J.W. Ryan
Name/Title

EXHIBIT INDEX

Exhibit I	Agreement of Joint Filing, dated March 24, 2003

Exhibit II

Amendment to the Second Amended and Restated Irrevocable Stockholders’ Voting Agreement and Proxy made the 13th day of March, 2002 by and among Patrick G. Ryan, an individual, Shirley W. Ryan, an individual, Patrick G. Ryan, Jr., an individual, Robert J.W. Ryan, an individual, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001 and the Family GST Trust under PGR 2000 Trust dated November 22, 2000